Everest Group, Ltd. 100 Everest Way Warren, NJ 07059 Tel: (908) 604-3000 Fax: (908) 604-3322 www.everestglobal.com

November 27, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:    Everest Group, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 24, 2023
    File No. 001-15731
Ladies and Gentlemen:
This letter sets forth the responses of Everest Group, Ltd. (the “Company,” and collectively with its subsidiaries and affiliates, “Everest Group”, “we”, “us” and “our”) to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or “SEC”) contained in the letter, dated October 26, 2023, following review of the Company’s initial responses contained in its letter, dated October 16, 2023. The Commission’s comments are set forth below in bold italics, and the Company’s responses are set forth in plain text immediately following each comment.
Any references to prior comments refer to the Staff’s initial letter, dated September 5, 2023. Please let us know if we can provide additional information to assist in the review process.
Response dated October 16, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1.Your response to prior comment 2 appears to be conclusory in nature without providing sufficient detail regarding the indirect consequences of climate-related regulation or business trends as these relate to your insurance and reinsurance business, including your assessment thereof. Please further address the following:

•Your response states, “While climate-related regulation and business trends may have some impact on the risks covered by Everest’s products and services and the prices thereof, those impacts are not material.” Tell us about the trends and impacts you considered, and how you concluded these are not material, providing support for your determination.

•Your response to prior comment 3 indicates that “Climate change is an inherent component of adjustments to Everest’s models" and “Everest's pricing and exposure models strive to quantify the impacts of climate change to better allow us to price the risk products we sell and how we deploy our risk capital.” Explain to us how you considered providing disclosure that specifically addresses the impacts of climate change on your business in your Form 10-K, consistent with information in your response, Proxy Statement, and CSR Reports (which highlight your exposure to “climate-related risks on both sides of the balance sheet”).

Response:

We have concluded that a single response to both of the preceding comments will offer greater clarity than separate responses to each. Our response follows.

Regulation

Currently, and climate-related regulation of the Company centers, and for the foreseeable future we expect it will continue to center on disclosure of climate-related financial impact and expenditure metrics as well as climate-related impacts on financial estimates and assumptions in our financial statements. The potential impacts of regulation on the risks covered by Everest’s products and services and on business trends relates to the potential regulation of the activities of our commercial customers. Such regulation could take the form, for example, of requiring investments in reduction of greenhouse gas emissions and controls on other commercial activities (e.g., downstream pollution) that have climate impacts. Such regulation could impact the types and the extent of risk coverage that those customers may seek to purchase, which could in turn impact the price of insurance. The impacts of such regulation on the risks covered by Everest are not at present material to Everest; to date, we have not identified any such impacts that are quantifiable.

The discussion below sets forth the way Everest’s disclosures already address climate-related financial impacts and the disclosure thereof, as well as the immateriality of climate-related expenditure metrics. It also sets forth the reasons why climate change has not had and is not expected to have any material impact on the Company’s financial condition or results of operations. The discussion below also draws an important distinction in our references to climate-related impacts and disclosures as opposed to those relating to climate change.

Climate Risks and Everest’s Disclosures Thereof

We turn now to the trends and impacts we considered in preparing our disclosures of the Company’s financial condition and results of operations. Central to the quantification of climate trends by peril, their relative materiality and how Everest’s pricing and exposure models address and incorporate those trends are four key considerations:

•Everest Business Mix: Everest Group is a broadly diversified insurer and reinsurer. A majority of our overall underwriting portfolio is not exposed to climate-related risks. These alternative classes and geographies of contracts are exposed to other risk trends (in (re)insurance this is often, including in our disclosures, referred to as “actuarial trends”). In our modeling, pricing, underwriting, accumulating and reporting, the joint impacts of these trends are included in our business roll-ups included in SEC reports. The diversification across these various factors greatly minimizes the materiality of each.

Regarding weather-related risk in our current business mix, the Company’s estimated exposure to losses due to natural catastrophes (“Nat Cat,” which include severe weather events, but also other natural catastrophes) based on a recent four-year average was equal to approximately 7% of our projected annual net earned premium, or NEP (hereinafter, “Revenue”). As we have more recently reduced our exposure to Nat Cat losses, our current outlook (which we have reported consistently to investors in our earnings release commentary and other contexts) is that Nat Cat losses will amount to just under 6% of Revenue. As laid out in more detail in the next two bulleted considerations, most of this small percentage (6%) of Revenue exposure would exist independent of climate change. A simple example, as reported in our probable maximum loss (“PML”) disclosure in our Form 10-K is our catastrophe exposure to earthquakes, which constitute a part of this 6% Nat Cat load. Earthquakes are not believed to be influenced by climate change.

In 2023 to date, 5.1% of our losses, representing 3.2% of Revenue were attributable to Nat Cat. In 2022, 2021 and 2020, 13.1%, 15.4% and 6.5%, respectively, of our losses were attributable to Nat Cat, representing 9.0%, 10.9% and 4.9%, respectively, of Revenue in those periods. Treating the 3.2% in 2023 as a full-year figure, the average for the period 2020-2023 is 7.0%, which is equal to our recently estimated exposure. The development of Nat Cat losses in 2022-2023 supports our modeling projection of a decline (to just below 6%) in that long-term percentage.

As our assets and liabilities are overwhelmingly financial obligations, this financial exposure to natural catastrophes is much larger than the financial impact of climate change on our own facilities and operations, and accordingly, such impacts are also immaterial. The Staff also requested quantification of the exposure of our facilities and operations to climate change. As detailed in the response to the next comment, these exposures are separate and much smaller than our exposures to losses arising out of our insurance and reinsurance coverage of third-party risks.

•Climate-related Risk vs. Climate Change: Climate-related risk would exist in our underwriting independent of climate change. We emphasize the distinction between climate change and climate-related risk, referring to the natural weather disasters that are covered by some of our (re)insurance contracts, which existed in similar form long before the emergence of climate change. As illustrated in the example set forth below, although most of the 6% cat load is climate-related, only a small percentage can be attributed to climate change.

•Timeframe (of Climate Trends and (Re)Insurance Contracts): In setting loss models, Everest Group, cat model vendors, and the insurance industry partially rely on government-provided climate/weather data that in many cases pre-date climate change or are concurrent with the estimated 150 years of greenhouse gas emissions that scientists point to as a principal source of climate change.

Throughout this relatively long timeframe, researchers, Everest Group and the insurance industry have noted increases in the frequency and severity of certain natural perils (e.g., heatwaves, drought, intense hurricanes, extreme rainfall events) and a decrease in others (e.g., losses due to below-freezing temperatures). As an example of how this timeframe is quantified in consideration of materiality, the Hurricane Databases of the National Hurricane Center (“HURDAT”) dataset we use in modeling indicates an increase of 26% in U.S. hurricane wind risk over the entire period covered by the HURDAT dataset (1851-present). To oversimplify, an insurance policy covering hurricane wind risk written today would experience 13% more loss than an identical policy written at the midpoint of the HURDAT dataset (1937). This rate of change (i.e., 13% over 86 years) is de minimis by comparison with other risk factors (such as demographic patterns, building standards, and inflation), for which increased risk far exceeds the observed rate of change in risk due to climate-related factors.

The overwhelming majority of Everest contracts exposed to climate-related risk have an annual term. While it is necessary and impactful to capture the various cumulative impacts of climate change on these contracts, this quantification is incorporated into our loss modeling, accumulations and reporting (i.e., PMLs included in our SEC periodic reports). The short-term impact of climate change is less consequential to the annual contracts that we renew or terminate than the seasonal changes of inflation or decadal changes in the built environment and technology.

To give an example to quantify this impact of annual climate change in our overall results:

oEverest Group expects 6% of Revenue to be paid out in Nat Cat claims,
o33% of these modeled Nat Cat claims in our current book are losses due to North Atlantic Hurricanes (NA HU), our largest climate-related risk (consisting of the United States, including the Southeast Wind category identified in our PMLs, the Caribbean basin and Central America).
oNA HU wind annual climate change trend: an increase of approximately 13% over the period 1937-2023 (86 years) = 0.15%
oAnnual impact of climate on hurricane wind claims to Everest Group:
6% Nat Cat Loss/Everest Revenue * 33% NA HU Loss/ Cat Loss * 0.15% Climate Hurricane Wind Loss Annual Trend/NA HU Loss =
0.003% Climate NA HU Wind Loss attributable to the annual trend of increase in risk (as a percentage of Everest Revenue)

This annual trend in the hurricane wind hazard is greatly exceeded by the annual trends in how many people move into high-risk areas, how they build there and how much value they (re)insure there.

•Pricing Business Cycles and Everest Business Mix. We do observe that, notwithstanding the fact that the impacts on insured losses of many trends (e.g., climate change, demographics, inflation) is gradual, their realization and quantification by markets (clients and/or competitors) may be more discrete and discontinuous. As noted in the Company’s SEC disclosures, adjustments in the pricing cycles of insurance and reinsurance contracts more often take the form of delayed “lurches” than the gradual adjustments that reflect the evolution of risks that would be more appropriate. This disconnect between the market price of annual contracts and the risks covered by those annual contracts often necessitates changes in the business mix of the (re)insurance coverage that our Company writes for policyholders. By re-underwriting risks on an annual basis, our exposure to this business cycle risk is minimized.

The foregoing illustrates that, in our view, the consequences of climate-related business trends as they relate to our insurance and reinsurance business are not material to our financial condition or results of operations. It also explains our reasoning that, since climate change has no material impacts on our financial condition and results of operation or on the way we manage the company, disclosures thereof in our periodic reports and proxy statement are unnecessary and inappropriate for inclusion in those reports. We will consider including some of the reasoning set forth above in our next CSR.

•We note your response to prior comment 3 regarding insurance and reinsurance protection for renewable energy programs, together with information on pages 9-12 of your Proxy Statement regarding renewable energy products and investments.

Tell us how you considered providing disclosure in your Form 10-K regarding the indirect consequences of increased demand for alternative energy in light of these products and investments.

Response:
Insurance and reinsurance written in our energy programs overall represented less than 5% of Revenue in each of the years ended 2022, 2021 and 2020. Although we did not track Revenue from renewable energy in those periods, the Company believes that renewable energy risks represent a small percentage (substantially less than one-quarter) of our overall energy underwriting portfolio, with no material changes in that percentage over the reporting period. As a result, the Company determined that the indirect consequences of increased demand for alternative energy was not material information that required disclosure in the Company’s Form 10-K. We are observing some growth in this line of business and will continue to monitor and evaluate whether increased demand for alternative energy products and investments would make including such disclosures in our SEC filings necessary and appropriate, based in particular on whether disclosure of such information would be more likely to constructively educate investors or instead be more likely to confuse or mislead them.
As stated in Everest’s Proxy Statement, Everest has invested over $200 million in green bonds, which are fixed income instruments specifically designed to fund projects with environmental and/or climate or other social benefits. We also hold nearly $20 million of investments in three ESG-related exchanged-traded funds, which support the production of renewable energy in various areas of the world.  These investments supporting the transition to renewable energy represented less than 1% of the Company’s investment portfolio.

2.We note your response to prior comment 3 and reissue it in part. Please provide us with quantitative information for each of the periods covered by your Form 10-K regarding weather-related damages to your property and operations and the cost of reinsurance. In addition, tell us whether the cost of reinsurance in expected to increase in future periods, and how you considered disclosing the effects of climate-related losses, exposure, and regulation on the future cost and availability of reinsurance.

Response:
There have been no weather-related damages to the Company’s property or operations during any of the periods covered by the Company’s Form 10-K for 2022. The cost of insurance for the Company’s property and operations is not material to the Company, representing less than 0.03% of non-claim-related expense in each year of the reporting period, and the cost of reinsurance is likewise immaterial. Moreover, the cost of reinsurance is determined by the market and is influenced by many factors, which makes it impractical to attribute any particular portion of the cost to weather-related damages. As the cost of reinsurance is market-driven, the Company is unable to predict whether the cost will increase or decrease from period to period. We currently expect that the effects of climate-related losses, exposures and regulation on the future cost and availability of reinsurance for our property and operations will be immaterial. To the extent such effects become material, the Company would disclose such effects in accordance with its disclosure obligation under U.S. federal securities laws.

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If you have any questions regarding this letter, please do not hesitate to contact Everest’s General Counsel, Ricardo Anzaldua, by telephone at (908) 330-0809 or via email at Ricardo.Anzaldua@Everestglobal.com.
Sincerely,

/s/ Mark Kociancic

Mark Kociancic
Executive Vice President and Chief Financial Officer
Everest Group, Ltd.

cc:    Madeleine Mateo, Division of Corporation Finance
Jennifer Angelini, Division of Corporation Finance
Ricardo Anzaldua, Executive Vice President and General Counsel
Eric T. Juergens, Debevoise & Plimpton, LLP